The Belmont Bancorp. 1997 Annual Report
The 1997 Annual Report Cover

This chart artistically compares Belmont
Bancorp.'s 5 year compound annual return to shareholders of 50.94% to similar size banks and other familiar indices. A complete chart, with axes labels and a table, is provided on page 10 of this annual report.

Dedication
Robert N. Lewis, M.D.
William Q. Mull

The Belmont Bancorp. 1997 Annual Report is dedicated to Dr. Robert N. Lewis and Mr. William
Q. Mull.

Dr. Lewis and Mr. Mull served loyally and with dedication as Board of Directors' members of Belmont Bancorp. and Belmont National Bank.
With nearly 30 years of total service to the Corporation, the contribution these gentlemen have made are significant and deeply appreciated by all. Bob and Bill's friendship and talent are missed.

Corporate Profile

Belmont Bancorp. (the Corporation) is a $389 million bank holding company, incorporated in Ohio. Belmont National Bank, a wholly-owned subsidiary of the Corporation, is an FDIC-insured, federally chartered commercial bank.

The Bank delivers a comprehensive range of financial products and services to individuals, families, businesses and corporations through thirteen full service offices and two drive-up service locations. Belmont National Bank's primary market areas for its consumer, commercial, trust and investment services are Belmont, Harrison, Tuscarawas and Jefferson counties in Ohio, and Marshall and Ohio counties in West Virginia.

Financial Highlights
                   (unaudited) (000's except per share data)
                                            1997        1996        % change
            Net income                      $  5,945    $  5,002    18.9%
Operating   Return on average assets           1.62%       1.49%
results     Return on average common equity   20.21%      19.55%
            Return on average total equity    20.21%      19.05%
Per         Net income                      $   2.25    $   1.87    20.5%
common      Dividend                           0.612       0.480    27.5%
share       Book value at year-end             12.09       10.34    17.0%

At          Total assets                    $388,713    $333,903    16.4%
year-       Total loans                      224,900     188,783    19.1%
end         Total deposits                   263,908     261,539     0.9%
            Total shareholders' equity        31,899      27,332    16.7%

Liquidity   Average common equity
and         to average total assets            8.02%       7.51%
capital     Average total equity
ratios      to average total assets            8.02%       7.81%
            Tier one capital ratio            11.81%      12.43%
            Total risk-based capital ratio    13.06%      13.68%
            Leverage ratio                     8.00%       7.93%
            Dividend payment ratio            27.17%      26.59%

From Management
We are pleased to report that we have just concluded the most successful year in the 151 year history of Belmont
Bancorp. Performance improvement was shown in nearly every meaningful area of measurement over our record results in 1996. Our accomplishments are extraordinary in light of the cost associated with the continuing geographic expansion of your Corporation.

Belmont Bancorp. continues to experience double digit income growth. Net income for 1997 was a record $5,945,000 compared to $5,002,000 for 1996, an 18.9% increase. On an earning per share basis this was $2.25 for 1997 versus $1.87 for the prior year.

As illustrated on the annual report cover, our return to shareholders continues to be remarkable compared to our peers and other notable stock market indices. As of December 31, 1997, Belmont
Bancorp. common stock provided shareholders with a 50.94% compounded annual return over the past
5 years.  Had you invested $1,000 on December
31, 1992, and reinvested all dividends, your $1,000 was worth $7,835.50 at year-end '97.

Also noteworthy was our return on average equity and our return on average assets.
Return on average equity increased to 20.21% from 19.55% in 1996.
Return on average assets increased to 1.62% from 1.49% in 1996.
Total shareholders' equity for 1997 increased
16.7% to $31,899,000 from $27,332,000.

In 1997, our loan portfolio grew 19.1% to $224,900,000 while maintaining excellent asset quality. Nonperforming assets as a percentage of total assets increased slightly to 0.41% compared to 0.08% in 1996, while nonperforming assets as a percentage of allowance for loan losses was 38.20% versus 8.98% in the prior year. Additionally, our allowance for possible loan loss as a percentage of total loans increased slightly to 1.84% from 1.67% in 1996.

Our 151st year of service to families,
businesses and communities was an exciting and busy one. In May, we opened the Belmont
National Bank Solution Center...an innovative, new approach to banking in the Ohio Valley.
Located at Plaza West, St. Clairsville, in front of Riesbeck's, the Solution Center is much more than just another banking office. The moment you walk through the door, you'll experience a different atmosphere. It's a place where everyone is welcome and feels comfortable. It's a place to spend time: reading in our Investors' Lounge, doing independent research linked to our web site and the internet, attending a workshop on a variety of financial topics, or simply relaxing with a cup of cappuccino. There's even a kids' playroom for young families with children. Our Solution Center also features 24-hour drivein ATM service.

In September, we celebrated the opening of our lucky 13th full service office. Located in the new
Imperial Plaza in Bellaire, Ohio, this office features extended drive-in banking service from 8am til 7pm weekdays, Saturday hours, and 24-hour drive-in ATM convenience. During the year, we also added drive-in ATM service for Ohio communities served by our Bridgeport and Cadiz offices.

This annual report is dedicated to each and every Belmont National Bank customer. We are grateful for the opportunity to be your financial partner...to work with you through your constantly changing needs in your lifelong pursuit of financial well-being and security. Our objective is to bring order and expertise to the process of understanding and evaluating the rapidly expanding and complex financial services options you face throughout your life.

Belmont Bancorp. continues the tradition of being one of the most outstanding financial institutions in the country. That is a powerful statement for us to make...but you do not need to take our word for it.
In May, we were once again honored by The Cleveland
Plain Dealer as one of Ohio's top 100 best-performing companies. Then, in July, Belmont Bancorp. was rated the 18th best-performing community bank in the entire nation by the U.S. Banker magazine. In addition to our financial statements, we have included in this report highlights from an independent evaluation of Belmont Bancorp. by McDonald & Company Securities Inc.

We extend our sincerest appreciation to all the officers and staff of the Corporation, and the Board of Directors whose dedication and hard work make Belmont
Bancorp. and Belmont National Bank one of the top banking organizations in the country.

And, as always, we thank our shareholders across the country who have shown confidence and trust in the leadership of your Corporation. We pledge to you our continuing best effort and look forward to providing you with another prosperous year.

J. Vincent Ciroli, Jr.
Terrence A. Lee

An Independent Evaluation

By McDonald & Company Securities, Inc. Dated December 17, 1997

Belmont Bancorp. ranks among the upper tier of banks in profitability and has shown strong earnings per share growth over the last five years. Belmont
Bancorp. currently trades at 17.7 times its last twelve months earnings and 331% of book, relative to its peer group medians of 19.6x and 255%, respectively.
While Belmont Bancorp. operates in maturing markets, loan growth has remained strong. For this reason, this corporation's long term prospects for continued earnings momentum are promising.

Profitability: Belmont Bancorp. has achieved strong earnings and profitability improvement over the last five years. The improvement is primarily a result of strong loan growth, operating efficiencies and strong non-interest income growth. Between 1992 and 1996, the corporation's loan portfolio grew at a compound average annual rate of 13%. Its composition changed as well, with the proportion of commercial loans in the portfolio increasing from 17% at year-end 1992 to 42% at year-end 1996. Net interest income benefitted from the higher loan volumes and, with the help of higher returns on its investment securities portfolio after 1993, posted a compound average annual growth rate of 19%. The corporation's net interest margin increased from 3.44% in 1992 to 4.45% in 1996. Strong revenue growth, as well as effective expense management, had a positive effect on Belmont
Bancorp.'s efficiency ratio, which fell from 62% in 1992 to 49% in 1996. Non-interest income grew at a compound average annual rate of 15%, with strong increases in all categories. Of special note is the significance of securities transactions to profitability. In the course of managing interest rate risk, Belmont Bancorp. shops around for pools of low-risk securities that serve to mitigate interest rate risk but that it perceives to be good value. If the timing is right, Belmont Bancorp. will take securities gains.

Overall balance sheet growth was modest, with assets growing at a compound average annual rate of 6% between 1992 and 1996. The corporation's double digit loan growth was offset by declines in its investment securities portfolio. At year-end 1992, loans represented 46% of earning assets; by year-end 1996 that proportion increased to 67%. Deposits grew at a compound average annual rate of under 2% during this period, reflecting increased sources of competition.
The ratio of loans to deposits rose from 46% at 12/31/92 to 72% at 12/31/96.

For the quarter ended 9/30/97, earning per share totalled $.54 compared to $.50 for the 9/30/96 quarter, and $.59 for the 6/30/97 quarter. The improvement over the 9/30/96 quarter resulted from 8% growth in net interest income and larger gains on securities transactions. The change over the 6/30/97 quarter primarily reflected a change in accounting for trust fees, a higher effective tax rate and higher non-interest expenses. Belmont Bancorp.'s net interest margin of 4.28% compared to 4.30% for the linked quarter and 4.33% for the 9/30/96 quarter. Its efficiency ratio improved to 47% from 48% in the 9/30/96 quarter. Asset, loan, and deposit growth from the 9/30/96 quarter were 8%, 21%, and 5%, respectively.

Asset Quality:  Asset quality ratios are strong.  At
9/30/97, the ratio of nonperforming assets to total assets was .32%. Reserve coverage of nonperforming loans was 310%. The ratio of reserves to loans exceeded 1.60% for the last two years and was 1.67% at 9/30/97. For the 9/30/97 quarter, annualized net charge-offs were only .01% of average loans.

Capital: Belmont Bancorp. maintains a strong capital position but not at the expense of shareholder returns. At 9/30/97, its Tier 1 and Risk-Based
Capital ratios were 11.9% and 13.2%, respectively.
Dividends per share grew at a compound average annual rate of 16.7% since 1992, and the dividend payout ratio was 26% for fiscal 1996.

Recent Developments:  During 1997, Belmont Bancorp.
opened new offices in Bellaire and St. Clairsville, Ohio. A 25% stock dividend was paid on July 1, 1997.

Strengths:
Excellent Profitability: The corporation's earnings and profitability ratios have shown excellent improvement over the last five years, thanks to strong loan growth and effective cost control management.
Its last twelve months' return on assets and return on equity of 1.60% and 20.33% respectively, compare to the national medians of 1.21% and 13.34%.

Strong Loan Growth:  Over the last five years, Belmont
Bancorp.'s loan portfolio grew at a compound average rate of 13%. Much of this growth consisted of commercial loans extended to small manufacturing businesses and to the amusement industry. Belmont
Bancorp. believes these two segments will continue to positively impact loan growth.

Shareholder Commitment: Belmont Bancorp.'s commitment to shareholder returns is evidenced not only by its strong dividend growth rate but also its focus on capital deployment to maximize return on equity.
Belmont Bancorp. will sacrifice net interest margin and return on assets by leveraging capital if doing so results in a higher return on equity.

Risk Factors:
Maturing Market: Belmont Bancorp.'s market area has traditionally depended upon the steel and coal industries, which have become less labor intensive over the years. Prospects for growth in the region are therefore limited. However, the area has experienced somewhat of a rebound as a regional draw for retail shopping.

Deposit Competition: Like all financial institutions, Belmont Bancorp. faces intense competition for attracting deposits. Deposits since 1992 have only grown at a compound average annual growth rate of 2%.
As loan growth continues to outpace deposit growth, the net interest margin will narrow. Belmont
Bancorp., however, generally believes that the overhead and interest rate expense required to fight for deposits makes the effort too costly. Borrowing sources, such as the Federal Home Loan Bank, may be the most cost effective means to fund future loan growth.

Outlook: Belmont Bancorp. has been experimenting with a more innovative retail delivery system at one of its branches and plans to expand that to other branches in the future. The company would like to expand geographically, and will consider acquisition opportunities as they arise.

The Return To Shareholders
The following graph and table compare, for each of the last five years ending December 31, the cumulative total return of Belmont Bancorp.'s Common Stock, SNL
Securities' Index of Banks with Assets Size less than
$500, Dow Jones Industrial Average, S & P 500, and all
NASDAQ U.S. Stocks Index. The cumulative total return of the Corporation's Common Stock assumes $1,000 invested on December 31, 1992 and reinvestment of dividends.

Total Return Of A $1,000 Investment In Five Years

                        12/31/92  12/31/93  12/31/94  12/31/95  12/31/96  12/31/97
Belmont Bancorp.        $1,000    $1,093    $2,048    $3,831    $3,769    $7,836

All Banks <$500M Assets  1,000     1,306     1,404     1,921     2,472     4,215

Dow Jones Industrial     1,000     1,169     1,229     1,681     2,166     2,705

S & P 500                1,000     1,100     1,115     1,533     1,884     2,511

NASDAQ-Total US Stocks   1,000     1,148     1,122     1,587     1,952     2,395

Belmont Bancorp. and Subsidiaries
Summarized Quarterly Financial Information
(Unaudited) ($000's except per share data)

                              First     Second    Third      Fourth
                              Quarter   Quarter   Quarter    Quarter
1997
Interest income               $6,528    $7,186    $7,337     $7,297
Interest expense               3,051     3,592     3,686      3,675
Net interest income            3,477     3,594     3,651      3,622
Provision for credit losses      105       250       200        500
Security gains                   155       197       234        213
Net overhead                   1,540     1,512     1,692      1,978
Income before income taxes     1,987     2,029     1,993      1,357
Income taxes                     566       465       570      (180)
Net income                    $1,421    $1,564    $1,423     $1,537
Net income per common share   $ 0.54    $ 0.59    $ 0.54     $ 0.58

1996
Interest income               $6,150    $6,331    $6,576     $6,444
Interest expense               2,849     3,058     3,201      3,019
Net interest income            3,301     3,273     3,375      3,425
Provision for credit losses      150       105       105        105
Security gains                   229         4        34        129
Net overhead                   1,423     1,557     1,897      1,650
Income before income taxes     1,957     1,615     1,407      1,799
Income taxes                     548       450       324        454
Net income                    $1,409    $1,165    $1,083     $1,345
Net income per common share   $ 0.53    $ 0.43    $ 0.40     $ 0.51

1995
Net income                    $1,006    $1,098    $1,220     $  882
Net earnings per common share $ 0.23    $ 0.30    $ 0.42     $ 0.24

Belmont Bancorp. and Subsidiaries

Consolidated Five Year Summary of Operations
For the Years Ending December 31, 1997, 1996, 1995, 1994,
1993 (Unaudited) ($000's except per share data)
                                     1997       1996       1995      1994       1993
Interest income                      $  28,348  $ 25,501   $ 23,454  $ 19,715   $ 16,789
Interest expense                        14,004    12,127     10,927     8,807      8,616
Net interest income                     14,344    13,374     12,527    10,908      8,173
Provision for credit losses              1,055       465      1,150       805        577
Net interest income after provision
for credit losses                       13,289    12,909     11,377    10,103      7,596
Securities and trading gains (losses)      799       396        102      (63)        943
Other operating income                   2,010     1,861      1,683     1,290      1,193
Operating expenses                       8,732     8,388      7,623     7,069      6,757
Income before income taxes               7,366     6,778      5,539     4,261      2,975
Income taxes                             1,421     1,776      1,333     1,027        406
Net income                            $  5,945  $  5,002   $  4,206  $  3,234   $  2,569
Earnings per common share (1)         $   2.25  $   1.87   $   1.56    $ 1.19   $   0.94
Cash dividend declared per share (1)  $  0.612  $  0.480   $  0.380  $  0.302   $  0.265
Book value per common share (1)       $  12.09  $  10.34   $   9.14  $   7.27   $   6.95
Total loans                           $224,900  $188,783   $159,957  $147,096   $125,232
Total assets                           388,713   333,903    317,279   312,963    267,505
Total deposits                         263,908   261,539    246,850   255,923    243,232
Total shareholders' equity              31,899    27,332     25,164    20,214     19,355
(1) Restated for stock dividends paid during 1994, 1995 and
1997.

Belmont Bancorp. and Subsidiaries
Consolidated Balance Sheets
($000's)
                                                       December 31,
Assets                                           1997            1996
Cash and due from banks                          $ 10,265        $ 10,948
Federal funds sold                                      -          24,450
Loans held for sale                                   884             242
Securities available for sale (at market value)   121,156          78,728
Securities held to maturity (market value of
$16,181 - 1997; and $19,302 - 1996)                15,955          19,299
Loans                                             224,016         188,541
Less allowance for possible loan losses           (4,134)         (3,153)
Net loans                                         219,882         185,388
Premises and equipment, net                         7,401           7,260
Other real estate owned                                20              66
Accrued income receivable                           2,586           1,921
Other assets                                       10,564           5,601
   Total assets                                  $388,713        $333,903
Liabilities and Shareholders' Equity
Liabilities
Non-interest bearing deposits:
  Demand                                         $ 29,987        $ 29,232
Interest bearing deposits:
  Demand                                           33,463          40,569
  Savings                                          79,829          80,961
  Time                                            120,629         110,777
Total deposits                                    263,908         261,539
Securities sold under repurchase agreements         5,256           8,280
Federal funds purchased and other short-term
borrowings                                         14,635          10,000
Long-term debt                                     69,635          19,676
Accrued interest on deposits and other borrowings     731             664
Other liabilities                                   2,649           6,412
Total liabilities                                 356,814         306,571
Shareholders' Equity
Preferred stock - authorized 90,000 shares with
no par value; issued and outstanding, none              -               -
Common stock -  $0.50 par value, 8,900,000 shares
authorized, 2,644,163 issued                        1,321           1,057
Surplus                                             7,781           7,781
Treasury stock (6,665 shares in 1997;
832 shares in 1996)                                 (131)             (8)
Retained earnings:
Unappropriated                                     21,879          17,820
Appropriated for contingencies                        850             850
Net unrealized gain (loss) on securities
available for sale                                    199           (168)
Total shareholders' equity                         31,899          27,332
Total liabilities and shareholders' equity       $388,713        $333,903

The accompanying notes are an integral part of the financial statements.

Belmont Bancorp. and Subsidiaries
Consolidated Statements of Income
For the Years Ended December 31, 1997, 1996 and 1995
($000's)

Interest Income                                   1997      1996       1995
Loans and lease financing:
  Taxable                                      $   19,141   $15,905 $   13,924
  Tax-exempt                                          334       329        288
Investment securities:
  Taxable                                           7,238     7,660      7,638
  Tax-exempt                                        1,284     1,251      1,424
Dividends                                             280       175        133
Interest on federal funds sold                         71       181         47
Total interest income                              28,348    25,501     23,454

Interest Expense
Deposits                                           10,063     9,386      9,022
Other borrowings                                    3,941     2,741      1,905
Total interest expense                             14,004    12,127     10,927
Net interest income                                14,344    13,374     12,527
Provision for Possible Loan Losses                  1,055       465      1,150
Net interest income after provision
for possible loan losses                           13,289    12,909     11,377

Non-lnterest Income
Trust fees                                            466       502        413
Service charges on deposits                           707       660        555
Other operating income                                837       699        715
Investment securities gains                           799       396        102
Total non-interest income                           2,809     2,257      1,785

Non-lnterest Expense
Salary and employee benefits                        3,948     3,436      3,357
Net occupancy expense of premises                     783       686        552
Equipment expenses                                    947       817        764
Other operating expenses                            3,054     3,449      2,950
Total non-interest expense                          8,732     8,388      7,623
Income before income taxes                          7,366     6,778      5,539

Income Taxes                                        1,421     1,776      1,333
Net income                                     $    5,945     5,002 $    4,206

Weighted-Average Number of Shares Outstanding   2,639,076 2,643,305  2,643,155
Earnings Per Common Share                         $  2.25      1.87    $  1.56

The accompanying notes are an integral part of the financial statements.

Belmont Bancorp. and Subsidiaries

Consolidated Statements of Shareholders' Equity
For the Years Ended December 31, 1997, 1996 and 1995
($000's)
                                                                                         Unrealized
                                                                                         Gain (Loss)
                                                               Retained Earnings         on Securities
                                    Preferred Common           Unappro- Appro-  Treasury Avaiable
                                    Stock     Stock    Surplus priated  priated Stock    for Sale
Balance,
December 31, 1994                   $ 1,000   $ 3,777  $5,061  $11,026  $ 850   $  (8)   $(1,492)
Transfer to surplus resulting from
 change in par value of
 common stock                             -   (3,248)   3,248        -      -        -          -
Two-for-One stock split                   -       528   (528)        -      -        -          -
1995 Net income                           -         -       -    4,206      -        -          -
Cash dividends declared:
  Preferred stock                         -         -       -     (80)      -        -          -
  Common stock ($.380 per share)          -         -       -  (1,004)      -        -          -
Change in unrealized gain (loss)-
securities available for sale             -         -       -        -      -        -      1,828

Balance, December 31,1995           $ 1,000   $ 1,057  $7,781  $14,148  $ 850   $  (8)   $    336
1996 Net income                           -         -       -    5,002      -        -          -
Cash dividends declared:
 Preferred stock                          -         -       -     (61)      -        -          -
 Common stock (per share $.480)           -         -       -  (1,269)      -        -          -
Redemption of preferred stock       (1,000)         -       -        -      -        -          -
Change in unrealized gain (loss)-
securities available for sale             -         -       -        -      -        -      (504)

Balance, December 31, 1996          $     -   $ 1,057  $7,781  $17,820  $ 850   $  (8)   $  (168)
1997 net income                           -         -       -    5,945      -        -          -
Cash dividends declared:
Common stock (per share $.612)            -         -       -  (1,615)      -        -          -
Five-for-four stock split effected
in the form of a stock dividend           -       264       -    (264)      -        -          -
Cash paid in lieu-stock dividends         -         -       -      (7)      -        -          -
Purchase of treasury stock                -         -       -        -      -    (123)          -
Change in unrealized gain (loss)-
securities available for sale             -         -       -        -      -        -        367
Balance, December 31, 1997          $     -   $ 1,321  $7,781  $21,879  $ 850   $(131)   $    199

The accompanying notes are an integral part of the financial statements.

Belmont Bancorp. and Subsidiaries

Consolidated Statements of Cash Flows
For the Years Ended December 31, 1997, 1996 and 1995 ($000's)

Operating Activities:                               1997      1996     1995
Net income                                          $   5,945 $  5,002 $   4,206
Adjustments to reconcile net income to net cash
flows provided by (used in) operating activities:
Provision for loan losses                               1,055      465     1,150
Depreciation and amortization expense                     818      674       601
Amortization of investment security premiums            1,278    1,469     1,123
Accretion of investment security discounts and
interest recorded on zero-coupon securities             (230)    (358)     (305)
Investment securities losses                                3        1        11
Gains on securities available for sale                  (802)    (397)     (113)
Loss (gain) on sale of fixed assets                       (1)        6        23
Gain on sale of loans                                    (91)     (72)     (136)
Loss (gain) on sale of other real estate owned            (7)       65         -
(Increase) decrease in interest receivable              (665)      229      (17)
Increase in interest payable                               67        3        71
Net increase in loans held for sale                     (642)    (242)         -
Others, net                                           (6,546)    6,130      (65)
Net cash provided by operating activities                 182   12,975     6,549

Investing Activities:
Net decrease (increase) in federal funds sold          24,450 (24,450)         -
Proceeds from maturities and calls of investment
securities                                              3,575    1,859    12,154
Purchase of securities available for sale           (164,305) (99,267) (106,839)
Purchase of investment securities                           -        -   (2,321)
Proceeds on sale of securities available for sale     105,407  110,808    85,414
Principal collected on mortgage-backed securities      16,545   22,930    19,405
Net increase in loans and leases, net of charge-offs (39,771) (38,514)  (23,491)
Proceeds on sale of loans                              13,361    9,874    10,816
Loans purchased                                       (9,124)        -      (94)
Recoveries on loans previously charged-off                 16       47        67
Proceeds from sale of other real estate owned             111      514         -
Purchase of life insurance contracts                  (2,365)        -         -
Purchase of premises and equipment                      (979)  (2,859)   (1,071)
Proceeds from sale of fixed assets                         20        8         4
Net cash used in investing activities                (53,059) (19,050)   (5,956)

Financing Activities:
Net increase (decrease) in deposits                     2,369   14,689   (9,073)
Net increase (decrease) in repurchase agreements      (3,024)  (6,259)     5,803
Net increase (decrease) in short-term borrowings        4,635 (14,126)   (2,636)
Proceeds from the issuance of long-term debt           52,950   15,125     4,805
Payments on long-term debt                            (2,991)    (251)       (3)
Dividends paid on common and preferred stock          (1,622)  (1,330)   (1,084)
Redemption of preferred stock                               -  (1,000)         -
Purchase of treasury stock                              (123)        -         -
Net cash provided by (used in) financing activities    52,194    6,848   (2,188)

Increase (Decrease) in Cash and Cash Equivalents        (683)      773   (1,595)
Cash and Cash Equivalents, Beginning of Year           10,948   10,175    11,770
Cash and Cash Equivalents, End of Year              $  10,265 $ 10,948 $  10,175

The accompanying notes are an integral part of the financial statements.

Belmont Bancorp. and Subsidiaries

Notes to the Consolidated Financial Statements
For the Years Ended December 31, 1997, 1996 and 1995 ($000's)

1.   Summary of Significant Accounting Policies

The accounting and reporting policies and practices of Belmont Bancorp. (the "Corporation") and its subsidiaries are in accordance with generally accepted accounting principles and conform to general practices within the banking industry. The more significant of these policies and practices are summarized below.

Nature of Operations:  Belmont Bancorp.
provides a variety of banking services to individuals and businesses through the branch network of its wholly-owned subsidiary, Belmont
National Bank (BNB). BNB operates thirteen full-service banking facilities located in
Belmont, Harrison, and Tuscarawas Counties in
Ohio, and Wheeling, West Virginia.

Principles of Consolidation:  The
consolidated financial statements include the accounts of Belmont Bancorp. and its wholly-owned subsidiaries, Belmont National Bank and Belmont Financial Network, Inc. Material intercompany accounts and transactions have been eliminated.

Use of Estimates:  The preparation of
financial statements in conformity with
generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Held to Maturity Securities: These securities are purchased with the original intent to hold to maturity and events which may be reasonably anticipated are considered when determining the Corporation's intent and ability to hold to maturity. Securities meeting such criteria at date of purchase and as of the balance sheet date are carried at cost, adjusted for amortization of premiums and accretion of discounts.

Available for Sale Securities: Debt and equity securities to be held for indefinite periods of time and not intended to be held to maturity are classified as available for sale and carried at market value with net unrealized gains and losses, net of tax, reflected as a component of shareholders' equity until realized.
Securities held for indefinite periods of time include securities that may be sold to meet liquidity needs or in response to significant changes in interest rates or prepayment risks as part of the Corporation's overall asset/liability management strategy.

Trading Securities: Trading securities are held for resale within a short period of time and are stated at market value. Trading gains and losses include the net realized gain or loss and market value adjustments of the trading account portfolio.

Loans Held for Sale: Residential mortgage loans which management does not intend to hold to maturity or for which sales are pending are reported as loans held for sale. Such loans are carried at the lower of aggregate cost or market.

Income Recognition: Income earned by the Corporation and its subsidiaries is recognized principally on the accrual basis of accounting.
Certain fees, principally service, are recognized as income when billed. The subsidiary bank suspends the accrual of interest when, in management's opinion, the collection of all or a portion of interest has become doubtful. Generally, when a loan is placed on nonaccrual, the bank charges all previously accrued and unpaid interest against income. In future periods, interest will be included in income to the extent received only if complete principal recovery is reasonably assured.

The Corporation adopted the provisions of Statement of Financial Accounting Standards No.
114 and No. 118, "Accounting for Creditors for
Impairment of a Loan." It is the Corporation's policy not to recognize interest income on specific impaired loans unless the likelihood of future loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Since the adoption of SFAS Nos. 114 and 118, the Corporation had no loans which management has determined to be impaired.

The Corporation defers and amortizes loan fees and related origination costs. These fees and costs are amortized into interest or other income over the estimated life of the loan using a method which approximates the interest method.

Allowance For Loan Losses: The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by chargeoffs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses. Because of uncertainties inherent in the estimation process, management's estimate of credit losses inherent in the loan portfolio and the related allowance may change in the near term.

Premises and Equipment: Premises and equipment are stated at cost, less accumulated depreciation and amortization. Provisions for depreciation and amortization are computed generally using the straight line method over the estimated useful lives of the assets. Leasehold improvements are amortized on the straight line basis over the lease period. When units of property are disposed of, the premises and equipment accounts are relieved of the cost and the accumulated depreciation related to such units. Any resulting gains or losses are credited to or charged against income.
Costs of repairs and maintenance are charged to expense as incurred. Major renewals and betterments are capitalized at cost.

Other Real Estate: Real estate acquired in satisfaction of indebtedness is recorded at the lesser of the loan balance prior to foreclosure, plus certain costs incurred for improvements to the property, or fair value less estimated selling costs of the property.

Earnings Per Common Share: Earnings per common share are calculated based on net income after preferred dividend requirements and the weighted average number of shares of common stock outstanding during the year. The
Corporation has no securities which would be considered potential common stock. The following is a reconciliation of net income to income available to common shareholders in computing basic earnings per share:

                            1997     1996      1995
(Expressed in Thousands)
Net income                  $5,945   $5,002    $4,206
Preferred stock dividends        -     (61)      (80)
Income available to
common shareholders         $5,945   $4,941    $4,126

Excess of Cost Over Net Assets Acquired: The excess of cost over net assets of branches purchased in 1991 is being amortized on the straight line method over ten years.
The excess of cost over net assets of branches purchased in 1992 is being amortized on the straight line method over a five to eight year period for the portion allocated to the core deposit base and ten years for the remaining excess. The unamortized balances at December 31, 1997 and 1996, were $677,000 and $1,092,000, respectively. Amortization charged to expense was $415,000 in each of the three years in the period ended
December 31, 1997.

Reclassifications: Certain prior year amounts have been reclassified to conform with current year presentation.

2.   Shareholders' Equity

On February 21, 1995, the Corporation declared a
two-for-one stock split, which was effected in
the form of a 100% stock dividend to shareholders
of record on May 1, 1995, and paid on May 8, 1995.
On December 31, 1996, the Corporation redeemed
and retired all of the remaining outstanding
shares of its $100 par value, non-voting, senior
cumulative preferred stock. On June 16, 1997, the
Corporation declared a five-for-four stock split,
which was effected in the form of a 25% stock dividend to shareholders of record on June 16, 1997, and paid on July 1, 1997. At various times during 1997, the Corporation repurchased shares of its common stock in open market transactions. The following table represents the change in the Corporation's outstanding shares:
                                           Preferred   Common
                                           Stock       Stock
Shares outstanding, December 31, 1994      10,000      1,057,322
Two-for-one stock split                         -      1,057,322
Shares outstanding, December 31, 1995      10,000      2,114,644
Preferred stock redemption               (10,000)              -
Shares outstanding, December 31, 1996           -      2,114,644
25% stock dividend                              -        527,354
Shares repurchased                              -        (4,500)
Shares outstanding, December 31, 1997           -      2,637,498

3. Investment Securities

The estimated market value of investment securities are as follows at December 31:

                                              1997                            1996
                                      Gross      Gross      Estimated            Gross      Gross      Estimated
                            Amortized Unrealized Unrealized Market    Amortized  Unrealized Unrealized Market
                            Cost      Gains      Losses     Value      Cost      Gains      Losses     Value
Securities held to maturity:
U.S. Treasury
securities and
obligations of
U.S. Government
corporations and
agencies                    $  2,260  $    -     $ (52)     $  2,208   $ 2,264   $   -      $  (94)    $ 2,170
Obligations of states
and political subdivisions     4,487     222       (13)        4,696     4,812     131         (58)      4,885
Mortgage-backed securities     9,208     119       (50)        9,277    12,223     121         (97)     12,247
Total held to maturity      $ 15,955  $  341     $(115)     $ 16,181   $19,299   $ 252      $ (249)    $19,302
Securities available for
sale:
U.S. Treasury
securities and
obligations of
U.S. Government
corporations and agencies   $ 14,886  $   16     $ (10)     $ 14,892   $ 4,098       -      $  (40)    $ 4,058
Obligations of states and
political subdivisions        17,832     346          -       18,178     9,618      19         (93)      9,544
Mortgage derivative
securities                    24,537      47      (153)       24,431    22,776     104        (477)     22,403
Mortgage-backed securities    58,897     341      (286)       58,952    39,223     412        (179)     39,456
Total debt securities        116,152     750      (449)      116,453    75,715     535        (789)     75,461
Equity securities              4,703       -          -        4,703     3,267       -            -      3,267
Total available for sale    $120,855  $  750     $(449)     $121,156   $78,982   $ 535      $ (789)    $78,728

The amortized cost and estimated market value of investment securities at December 31, 1997, by contractual maturity, follow. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                  Securities          Securities
                               Held to Maturity    Available for Sale
                                         Estimated            Estimated
                              Amortized  Market   Amortized   Market
                              Cost       Value    Cost        Value

Due in one year or less       $ 2,726    $ 2,667  $ 11,326    $ 11,333
Due after one year
through five years              1,714      1,780     3,667       3,667
Due after five years
through ten years                 332        391       102         103
Due after ten years             1,975      2,065    17,623      17,968
Mortgage-backed securities      9,208      9,278    58,897      58,952
Mortgage derivative securities      -          -    24,537      24,430
Equity securities                   -          -     4,703       4,703
Total                         $15,955    $16,181  $120,855    $121,156

The mortgage derivative securities consist solely of collateralized mortgage obligations
(CMO), including one principal-only CMO with a book value of $105,000 and $169,000 at December 31, 1997 and 1996, respectively and an estimated fair value of $86,000 and $126,000 at December 31, 1997 and 1996, respectively.
Securities held to maturity include a
U.S. Government Agency structured note with a carrying value of $2,260,000 and $2,264,000 at December 31, 1997 and 1996, respectively, and an estimated fair value of $2,170,000 at both
December 31, 1997 and 1996.
At December 31, 1997, securities available for sale include a U.S. Government Agency structured note with a carrying value of $3,567,000 and an estimated fair value of $3,566,000.

Sales and write-downs of investment securities resulted in the following:

                              1997       1996       1995
Proceeds from sales           $105,407   $110,808   $85,414
Gross gains                        869        745       464
Gross losses                      (67)      (346)     (352)
Losses on securities called        (3)        (3)      (26)
Gains on securities called           -          -        16

All securities sold were classified as available for sale at the time of sale. There were no transfers of securities between classifications in 1997 or 1996. In accordance with guidance issued by the Financial Accounting Standards
Board, the Corporation reassessed the
appropriateness of the classifications of all securities in December, 1995. As a result, securities with an amortized cost of $56,490,000 and unrealized loss of $95,000 were transferred from the held to maturity category to the available for sale category at that time.

Assets carried at $29,526,000 and $26,724,000
at December 31, 1997 and 1996, respectively, were pledged to secure United States Government and other public funds, and for other purposes as required or permitted by law.

4.   Loans and Allowance for Possible Loan Losses

Loans outstanding at December 31 are as
follows:
                                                  1997       1996
Real estate-construction                          $  1,418   $  1,327
Real estate-mortgage                                77,111     71,473
Real estate-secured by nonfarm,
nonresidential property                             19,983     25,954
Commercial, financial and agricultural             106,443     76,035
Obligations of political subdivisions in the U.S     3,175      4,519
Installment and credit card loans to individuals    15,886      9,233
Loans receivable                                  $224,016   $188,541

Mortgage loans serviced for others approximated
$31,301,000 and $21,047,000 at December 31,1997
and 1996, respectfully.

The bank discontinues accruing interest income on loans and leases when, in the opinion of management, the collectibility of such interest appears doubtful.
Nonaccruing loans and leases amounted to $1,515,000 and $143,000 at December 31, 1997 and 1996, respectively.
The after-tax effect of the interest that would have been accrued on these loans was $46,000 in 1997 and $7,000 in 1996.

The following is an analysis of loan activity to directors, executive officers, and their associates (see Note 13):

                                      1997      1996
Balance previously reported           $7,812    $6,800
New loans during the year              1,857     2,760
Total                                  9,669     9,560
Less repayments during the year        2,909     1,748
Balance, December 31                  $6,760    $7,812

Activity in the allowance for loan losses is
summarized as follows:
                                                December 31
                                        1997      1996       1995
Balance at beginning of year            $3,153    $2,703     $1,537
Additions charged to operating expense   1,055       465      1,150
Recoveries on loans previously
charged-off                                 17        47         67
Total                                    4,225     3,215      2,754
Loans charged-off                           91        62         51
Balance at end of year                  $4,134    $3,153     $2,703

The entire allowance represents a valuation reserve which is available for future charge-offs.

5.   Premises and Equipment

Premises and equipment are stated at cost less
accumulated depreciation and amortization, as
follows:
                                                         Original
                                      December 31        Useful Life
                                    1997      1996       Years
Land and land improvements          $ 1,225   $ 1,161
Buildings                             5,874     5,546    30 - 50
Furniture, fixtures and equipment     5,456     4,890     5 - 12
Leasehold improvements                  377       377     5 - 20
Total                                12,932    11,974
Less accumulated depreciation
and amortization                      5,531     4,714
Premises and equipment, net         $ 7,401   $ 7,260

Charges to operations for depreciation and amortization approximate $818,000, $674,000, and
$601,000 for 1997, 1996, and 1995, respectively.

6.   Deposits

The distribution of the bank's deposits at December 31, 1997 and 1996, are as follows:

                                           1997                                         1996
                            Non-                                      Non-
                            interest                                  interest
                            Bearing       Interest Bearing            Bearing       Interest Bearing
                            Demand    Demand    Savings   Time        Demand     Demand    Savings    Time
Individuals, partnerships
and Corporations            $20,818   $33,463   $79,829   $112,190    $13,020    $40,569   $80,961    $105,878
U.S. Government                  44         -         -          -        285          -         -           -
States and political
subdivisions                  7,016         -         -      8,439     14,705          -         -       4,899
Other depository
institutions in the U.S.          -         -         -          -          -          -         -           -
Certified, officers' checks,
travelers cheques, etc.       2,109         -         -          -      1,222          -         -           -
Total                       $29,987   $33,463   $79,829   $120,629    $29,232    $40,569   $80,961    $110,777

Time deposits include certificates of deposit issued in denominations of $100,000 or more which amounted to $17,716,000 at December 31, 1997, and $13,133,000 at
December 31, 1996. A maturity distribution of time certificates of deposit of $100,000 or more follows:

                                           1997      1996
Due in three months or less                $ 5,966   $ 3,247
Due after three months through six months    4,093     2,125
Due after six months through twelve months   4,526     4,667
Due after one year through five years        1,996     2,074
Due after five years                         1,135     1,020
Total                                      $17,716   $13,133

7. Securities Sold Under Repurchase Agreements

Securities sold under agreements to repurchase represent primarily overnight borrowings.
However, as of December 31, 1997, BNB had two repurchase agreements outstanding with maturities of three months. For all repurchase agreements, the securities underlying the agreements were under BNB's control. Information related to these borrowings is summarized below:

                                          1997     1996       1995
Balance at year-end                     $5,256     $ 8,280    $14,539
Average during the year                 $7,116     $11,529    $17,669
Maximum month-end balance               $8,847     $21,362    $24,012
Weighted average rate during the year    5.66%       4.86%      4.82%
Weighted average rate at December 31     6.39%       5.55%      3.05%

At December 31, 1997, BNB also had available additional credit totaling $70 million under a repurchase agreement-based cash management advance agreement, all of which was unused.
This agreement will expire on June 5, 1998.

8.   Short-Term Borrowings

Short-term borrowings consist of advances from the Federal Home Loan Bank of Cincinnati
(FHLB) and federal funds purchased. These represent primarily overnight borrowings. FHLB advances are made under agreements which allow for maximum borrowings of $30 million.
Advances can be made at fixed or variable rates of interest. Collateral for the advances consists of residential mortgage loans and shares of stock of the Federal Home Loan Bank of Cincinnati.
Information related to these borrowings at December 31, 1997 and 1996, is summarized below:

FHLB Advances                           1997       1996
Balance at year-end                     $ 8,829    $10,000
Average balance during the year         $17,648    $11,222
Maximum month-end balance               $49,209    $27,352
Weighted average rate during the year     5.66%      5.59%
Interest rate at December 31              6.90%      5.45%
Collateral:
Residential mortgage loans              $13,244    $15,000
Federal Home Loan Bank stock            $ 4,450    $ 2,959

Federal Funds Purchased                 1997       1996
Balance at year-end                     $ 5,806    $     -
Average during the year                 $   953    $ 1,132
Maximum month-end balance               $ 7,000    $ 5,338
Weighted average rate during year         5.93%      5.61%
Weighted average rate at December 31      6.76%      0.00%

9. Long-Term Debt

Long-term debt consists of advances from the Federal Home Loan Bank of Cincinnati. Fixed-rate, single payment loans totaling $62,000,000 and $14,000,000 at December 31, 1997 and 1996,
respectively, mature in 1998 through 2007 with interest rates ranging from 5.09% to 6.56%.
Fixed-rate, amortizing loans totaling $7,635,000 and $5,676,000 at December 31, 1997 and 1996,
respectively, reach final maturity in years
1998 through 2017, with interest rates ranging from 5.50% to 6.95%. The loans are secured by residential mortgage loans with a carrying value of $63,151,000 and $29,514,000 at December 31, 1997 and 1996, respectively, Federal Home Loan Bank Stock, and investment securities with a carrying value of $39,877,000 and $19,055,000 at December 31, 1997 and
1996, respectively.

Scheduled principal payments on long-term debt in each of the five years subsequent to December 31, 1997, are as follows:

          1998        $12,746
          1999        $   794
          2000        $10,783
          2001        $   833
          2002        $   314
          Thereafter  $44,165

10.  Income Tax

The components of applicable income taxes are
as follows:
                        1997      1996      1995
Currently payable       $1,710    $1,910    $1,726
Deferred                 (289)     (134)     (393)
Income tax              $1,421    $1,776    $1,333

The following temporary differences gave rise to the deferred tax asset at December 31, 1997 and 1996:

                                           1997       1996
Allowance for loan losses                  $1,256     $  923
Interest on non-accrual loans                  24          4
Unrealized (gains) losses on investments     (94)        105
Deferred loan origination fees                 11         11
Deferred compensation and liability
for future employees benefits                 228         85
Intangible assets                             301        283
Premises and equipment due to
differences in depreciation                 (156)      (132)
Direct finance leases                        (86)       (86)
Federal Home Loan Bank
stock dividends                             (235)      (141)
Total deferred tax assets                  $1,249     $1,052

A reconciliation between the amount of reported income tax expense and the amount computed by applying the statutory federal income tax rate to income before income taxes is as follows:

                               1997            1996              1995
                         Amount  Percent Amount    Percent Amount    Percent
Tax at statutory rate    $2,504   34.0   $2,305    34.0    $1,883    34.0
Reductions in taxes
resulting from:
Tax exempt interest
on investments
and loans                 (550)  (7.5)    (537)   (7.9)     (582)  (10.5)
Tax credits               (482)  (6.5)        -       -         -       -
Excess of tax loss over
book gains on
investment securities      (33)  (0.4)     (37)   (0.6)      (22)   (0.4)
Earnings on life
insurance policies         (43)  (0.6)     (39)   (0.6)      (33)   (0.6)
Non-deductible
interest expense             68    0.9       78     1.2        75     1.4
Others - net               (43)  (0.6)        6     0.1        12     0.2
Actual tax expense       $1,421   19.3   $1,776    26.2    $1,333    24.1

The bank has available $494,000 in capital loss carryforwards which will expire in 1998.

11.  Employee Benefit Plans

The Corporation has a profit-sharing retirement plan which includes all full-time employees who have reached the age of twenty-one and have completed at least one year of service. Each participant can elect to contribute to the plan an amount not to exceed 10% of their salary. The plan provides for an employer matching contribution on the first 4% of the participant's elective contribution. In addition to the matching contribution, the plan provides for a discretionary contribution to be determined by the bank's Board of Directors.
Total pension expense for 1997, 1996, and 1995 was $277,000, $234,000, and $242,000,
respectively.
In addition to providing the profit-sharing plan, Belmont Bancorp. sponsors two defined benefit postretirement plans that cover both salaried and nonsalaried employees.
Employees must be fifty-five years old and have ten years of service to qualify for both plans. One plan provides medical and dental benefits, and the other provides life insurance benefits. The postretirement health care plan is contributory, with retiree contributions adjusted annually; the life insurance plan is noncontributory. On January
1, 1993, Belmont Bancorp. adopted Statement of Financial Accounting Standards ("SFAS")
No. 106, "Employer's Accounting for Postretirement
Benefits Other than Pensions." The statement requires the accrual of the expected cost of providing postretirement benefits to employees and certain dependents during the years that an employee renders service.

The following table sets forth the plan's combined funded status reconciled with the amount shown in the Corporation's balance sheet at December 31:

                                                 1997   1996
Accumulated post-retirement benefit obligation:
Retirees                                         $ 39   $ 44
Active plan participants                           49     84
                                                   88    128
Plan assets at fair value                           -      -
Accumulated post-retirement benefit
obligation in excess of plan assets                88    128
Unrecognized net gain (loss) from past
experience different from that
assumed and from changes in assumptions            56      6
Prior service cost not yet recognized
in expense                                          2     14
Accrued post-retirement benefit cost in the
balance sheet                                    $146   $148

The Corporation's postretirement health care plan is under funded. The accumulated postretirement benefit obligation and plan assets for that plan are $88,000 and $-0-, respectively, at December 31, 1997, and $128,000 and $-0-, respectively, at December 31, 1996.

Postretirement expense includes the following components:

                                          1997   1996   1995
Service cost                              $  5   $  6   $  4
Interest cost on accumulated
post-retirement benefit obligation           9     10     10
Net amortization and deferral             (12)   (10)   (11)
Post-retirement expense                   $  2   $  6   $  3


The annual assumed rate of increase in the per capita cost of covered benefits for 1998 and 1997 is 11.0% for medical benefits and 8.5% for dental benefits. The rates are assumed to decrease gradually to 5.5% (for medical in 2006 and for dental in 2004), and remain at that level thereafter. Increasing the assumed health care trend rates by one percentage point in each year would have an immaterial effect on the accumulated postretirement benefit obligation and the aggregate of the service and interest cost components of the net periodic postretirement benefit cost. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7%. The long-term inflation rate assumed was 4%.

12.  Leases

The subsidiary bank utilized certain bank premises and equipment under long-term leases expiring at various dates. In certain cases, these leases contain renewal options and generally provide that the Corporation will pay for insurance, taxes and maintenance.

As of December 31, 1997, the future minimum rental payments required under noncancelable operating leases with initial terms in excess of one year are as follows:

                                  Operating Leases
 Year ending December 31,
  1998                            $ 81
  1999                              64
  2000                              64
  2001                              65
  2002                              67
 Thereafter                        274
   Total minimum lease payments   $615

Rental expense under operating leases approximated
$132,000 in 1997, $129,000 in 1996, and $86,000 in 1995.

13.  Related Party Transactions

Certain directors and executive officers and their associates were customers of, and had other transactions with, the subsidiary bank in the ordinary course of business in 1997 and 1996. The outstanding balance of all loans to the related parties was $6,760,000 and $7,812,000 at December 31, 1997 and 1996,
respectively. All loans and commitments included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others and did not involve more than the normal risk of collectibility or present other unfavorable features.

14.  Commitments and Contingencies

The subsidiary bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit.
These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract amounts of those instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The
Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The following represents financial instruments
whose contract amounts represent credit risk at
December 31:
                                    Contract Amount
                                    1997       1996
Commitments to extend credit        $27,081    $20,827
Standby letters of credit             1,449        859
Commitments to purchase
when-issued securities                    -      5,500

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the counter party.
Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment, and income-producing properties.

Standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. Of the standby letters of credit, $880,000 expire in 1998, while the remaining
$569,000 expire in various years through 2002.
The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.
In the ordinary course of business, the
Corporation and its subsidiaries have been named as defendants in legal actions. Management believes, based on the advice of counsel, that liabilities, if any, arising from these actions will not be material to the Corporation's financial position or results of operations.

15.  Concentrations of Credit Risk

The subsidiary bank extends commercial,
consumer, and real estate loans to customers primarily located in Belmont, Harrison, and Tuscarawas Counties in Ohio and Ohio County,
West Virginia. While the loan portfolios are diversified, the ability of the borrowers to meet their contractual obligations partially depends upon the general economic condition of Southeastern Ohio and the Northern Panhandle of West Virginia.
At December 31, 1997, there were approximately
$21,600,000 in loans to businesses that
operated in the outdoor amusement industry or manufactured equipment for use in this industry.
These loans represent 9.6% of total loans.
Approximately one-half of these loans are to borrowers located in the State of Ohio.
The remaining businesses operate throughout the continental United States. There were no other significant concentrations.

16.  Limitations on Dividends

The approval of the Comptroller of the Currency is required to pay dividends if the total of all dividends declared by a national bank in any calendar year exceeds the total of its retained net profits of the preceding two years. Under this formula, the bank can declare dividends in 1998 without approval of the Comptroller of the Currency of approximately $8,200,000 plus an additional amount equal to the bank's net profit for 1998 up to the date of any such dividend declaration.
The subsidiary bank is the primary source of funds to pay dividends to the shareholders of Belmont Bancorp.

17.  Other Operating Expenses

Other operating expenses include the following:
                                   1997      1996     1995
Taxes other than payroll
and real estate                    $  426    $  395   $  287
Supplies and printing                 280       301      295
Insurance, including
Federal Deposit Insurance             125       567      430
Amortization of intangibles           415       415      415
Other (individually less than
1% of total interest income)        1,808     1,771    1,523
Total                              $3,054    $3,449   $2,950

18. Restrictions on Cash

The subsidiary bank is required to maintain an average reserve balance with the Federal
Reserve Bank. The average amounts of the reserve balance for the years ended December 31, 1997 and 1996, were $3,987,000 and $3,095,000, respectively.

19.  Cash Flows Information

The Corporation's policy is to include cash on hand and amounts due from banks in the definition of cash and cash equivalents.

Cash payment for interest in 1997, 1996, and 1995 were $13,937,000, $12,124,000 and
$10,856,000, respectively. Cash payments for income taxes for 1997, 1996, and 1995, were $2,074,000, $1,733,000, and $1,740,000, respectively.

20.  Regulatory Matters

The subsidiary bank is subject to various
regulatory capital requirements administered by
the federal banking agencies. Failure to meet
minimum capital requirements can initiate
certain mandatory, and possibly additional
discretionary, actions by regulators that, if
undertaken, could have a direct material
effect on the bank's financial statements.
Under capital adequacy guidelines and the regulatory
framework for prompt corrective action, the
bank must meet specific capital guidelines
that involve quantitative measures of the
bank's assets, liabilities, and certain off
balance-sheet items as calculated under regulatory
accounting practices.   The bank's capital
amounts and classifications are also subject to qualitative judgments by the regulators about components, risk, weighting, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined).
Management believes, as of December 31, 1997, that the bank meets all capital adequacy requirements to which they are subject.

As of December 31, 1997, the most recent notifications from the Office of the Comptroller of the Currency categorized the bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since those notifications that management believes have changed the institution's category.

                                                              To Be Well
                                                              Capitalized Under
                                               For Capital    Prompt Corrective
                                 Actual     Adequacy Purposes Action Provisions
                             Amount    Ratio  Amount   Ratio Amount   Ratio
As of December 31, 1997:
Total Capital                $33,614   12.9%  $20,912  8.0%  $26,141  10.0%
(to Risk Weighted Assets)
Tier I Capital               $30,336   11.6%  $10,456  4.0%  $15,684   6.0%
(to Risk Weighted Assets)
Tier I Capital               $30,336    8.1%  $14,962  4.0%  $18,702   5.0%
(to Average Assets)

As of December 31, 1996:
Total Capital                $28,368   13.4%  $16,917  8.0%  $21,146  10.0%
(to Risk Weighted Assets)
Tier I Capital               $25,718   12.2%  $ 8,458  4.0%  $12,687   6.0%
(to Risk Weighted Assets)
Tier I Capital               $25,718    7.7%  $13,357  4.0%  $16,696   5.0%
(to Average Assets)

21.  Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107,
"Disclosures about Fair Value of Financial
Instruments", requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.
Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlements of the instruments.
Statement 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. In addition, the value oflong term relationships with depositors and other customers is not reflected. The value of these items is significant.
Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

The following methods and assumptions were used in estimating fair values of financial instruments as disclosed herein:

Cash and Cash Equivalents: For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment Securities and Securities Held for
Sale:  For debt securities, derivative
instruments and marketable equity securities held for investment purposes and for sale, fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans: For certain homogeneous categories of loans, such as some residential mortgages, fair value is estimated using the quoted market prices for securities backed by similar loans.
The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposit Liabilities: The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Short-Term Borrowings: These liabilities represent primarily overnight borrowings and debt maturing within ninety days of issuance with interest rates adjusted weekly. Accordingly, the carrying amount is a reasonable estimate of fair value.

Long-Term Debt: The fair values of long-term debt are estimated using discounted cash flow analyses based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements.

The estimated fair values as of December 31 for the Corporation's financial instruments are as follows:

                                        1997                  1996
                                Carrying   Estimated   Carrying   Estimated
                                Amount     Fair Value  Amount     Fair Value
Financial assets:
Cash and federal funds sold     $ 10,265   $ 10,265    $ 35,398   $ 35,398
Securities available for sale    121,156    121,156      78,728     78,728
Securities held to maturity       15,955     16,181      19,299     19,302
Loans, net                       220,766    225,678     185,630    188,755
Financial liabilities:
Deposits                         263,908    264,413     261,539    261,602
Repurchase agreements              5,256      5,256       8,280      8,280
Short-term borrowings             14,635     14,635      10,000     10,000
Long-term debt                    69,635     60,857      19,676     17,808

22.  Condensed Parent Company Financial Statements

Presented below are the condensed balance sheets, statements of income, and statements of cash flows for Belmont Bancorp.

Balance Sheets
                                             December 31,
                                           1997        1996
Assets
Cash                                       $   227     $   101
Investment in subsidiaries
(at equity in net assets)                   30,611      26,535
Equity securities                               66         120
Advances to subsidiaries, net                1,068         429
Prepaid taxes                                  247           4
Other assets                                   565         422
Total Assets                               $32,784     $27,611
Liabilities
Payable to subsidiary                      $   485     $     -
Accrued taxes                                    -          23
Deferred compensation                          400         256
Total liabilities                              885         279
Shareholders' Equity
Preferred stock                                  -           -
Common stock                                 1,321       1,057
Capital surplus                              7,781       7,781
Treasury stock-6,665 and 832 shares,
respectively                                 (131)         (8)
Retained earnings-appropriated                 850         850
Retained earnings-unappropriated            21,879      17,820
Net unrealized gain (loss) on
securities available for sale                  199       (168)
Total shareholders' equity                  31,899      27,332
Total Liabilities and Shareholders'
Equity                                     $32,784     $27,611

Statements of Income
                                         1997       1996       1995
Operating Income
Dividends from subsidiaries              $2,207     $2,479     $1,084
Gain on sale of securities                  126          -          -
Other income                                 27         19         10
Total income                              2,360      2,498      1,094
Operating Expenses                        (113)       (67)       (59)
Income before income tax
and equity in undistributed
income of subsidiaries                    2,247      2,431      1,035
Income Tax (Credit)                          12       (18)       (18)
Equity in Undistributed Income
of Subsidiaries                           3,710      2,553      3,153
Net Income                               $5,945     $5,002     $4,206

Statements of Cash Flows
                                            1997      1996      1995
Operating Activities
Net income                                  $ 5,945   $ 5,002   $ 4,206
Adjustments to reconcile net income to
net cash provided by operating activities:
Gain  on sale of securities                   (126)         -         -
Undistributed earnings of affiliates        (3,710)   (2,553)   (3,153)
Changes in operating assets and liabilities:
Prepaid expenses                              (242)       153      (10)
Accrued expenses and dividends                  121       259         -
Other assets                                  (143)     (422)         -
Net cash provided by
operating activities                          1,845     2,439     1,043

Investing Activities
Proceeds from sale of securities                180         -         -
Payments to subsidiaries                      (154)      (31)      (253)
Investment purchases                              -         -       (60)
Net cash provided by (used
in) investing
activities                                       26      (31)      (313)

Financing Activities
Cash paid for fractional shares                 (7)         -          -
Purchase of treasury stock                    (123)         -          -
Redemption of preferred stock                     -   (1,000)          -
Dividends                                   (1,615)   (1,330)    (1,084)
Net cash used in
financing activities                        (1,745)   (2,330)    (1,084)

Increase (Decrease)in Cash & Cash
Equivalents                                     126        78      (354)
Cash and Cash Equivalents at Beginning
of Year                                         101        23        377
Cash and Cash Equivalents at End of Year    $   227   $   101    $    23

Supplemental disclosures:

The Corporation made income tax payments of $2,074,000, $1,733,000, and $1,740,000, in 1997, 1996,
and 1995, respectively. These payments represented income tax payments for the Corporation and its consolidated subsidiaries.

The Corporation incurred no interest expense in 1997, 1996 or 1995.

Board of Directors
Belmont Bancorp.
St. Clairsville, Ohio

We have audited the accompanying consolidated balance sheets of Belmont Bancorp. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 1997.

These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Belmont Bancorp. and subsidiaries at December 31, 1997 and 1996, and the consolidated results of its operations, changes in shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

S. R. Snodgrass A. C.
Wheeling, West Virginia January 23, 1998

Belmont Bancorp. and Subsidiaries

Report on Management's Responsibilities

Management of Belmont Bancorp. is
responsible for the accurate and objective preparation of the consolidated financial statements and the estimates and judgements upon which certain financial statements are based. Management is also responsible for preparing the other financial information included in this annual report. In our opinion, the financial statements on the preceding pages have been prepared in conformity with generally accepted accounting principles and other financial information in this annual report is consistent with the financial statements.

Management is also responsible for establishing and maintaining an adequate internal control system which encompasses policies, procedures and controls directly related to, and designed to provide reasonable assurance as to the integrity and reliability of the financial reporting process and the financial statements generated therefrom. The concept of reasonable assurance is based on the recognition that there are inherent limitations in all systems of internal control, and that the cost of such systems should not exceed the benefits to be derived therefrom. The systems and controls and compliance therewith are reviewed by an extensive program of internal audits and by our independent auditors. Their activities are coordinated to obtain maximum audit coverage with a minimum of duplicate effort and cost. The independent auditors have access to all internal audit work papers. Management believes the system of internal control effectively meets its objectives of reliable financial reporting.

The Board of Directors pursues its responsibility for the quality of the Corporation's financial reporting primarily through its Audit Committee which is comprised solely of outside directors. The Audit Committee meets regularly with management, the contract internal auditor and independent auditors to ensure that each is meeting its responsibilities and to discuss matters concerning internal controls, accounting and financial reporting. The contract internal auditor and independent auditors have full and free access to the Audit Committee.

J. Vincent Ciroli, Jr.
President and Chief Executive Officer
Belmont Bancorp.
Belmont National Bank

William Wallace
Executive Vice President and
Chief Operating Officer
Belmont National Bank

Jane R. Marsh
Secretary, Belmont Bancorp.
Senior Vice President, Controller and Cashier
Belmont National Bank

Belmont Bancorp. and Subsidiaries

Consolidated Average Balance Sheets
For the Years Ended December 31, 1997, 1996 and 1995 (Fully
Taxable Equivalent Basis) (000's)

                                          1997                       1996                       1995
                              Average              Average Average            Average Average             Average
                              Out-       Revenue/  Yield/  Out-      Revenue/ Yield/  Out-      Revenue/  Yield/
                              standing   Cost      Rate    standing  Cost     Rate    standing  Cost      Rate
Assets
Interest earning assets
Loans  and leases             $208,265   $19,632   9.43%   $174,445  $16,389  9.39%   $152,502  $14,347   9.41%
Securities
Taxable                        110,739     7,515   6.79%    115,070    7,828  6.80%    113,409    7,768   6.85%
Exempt from income tax          24,728     1,861   7.53%     23,403    1,802  7.70%     25,689    2,062   8.03%
Federal funds sold               1,317        71   5.39%      3,409      181  5.31%        805       47   5.84%
Total interest earning assets  345,049    29,079   8.43%    316,327   26,200  8.28%    292,405   24,224   8.28%
Cash and due from banks         10,267                        9,328                      8,448
Other assets                    15,648                       14,229                     12,927
Market value appreciation
(depreciation) of securities
available for sale               (546)                        (767)                     (731)
Allowance for possible loan
loss                           (3,461)                      (2,928)                   (2,139)
Total Assets                  $366,957                     $336,189                  $310,910

Liabilities
Interest bearing liabilities
Interest checking             $ 43,476     1,444   3.32%   $ 38,576  $ 1,225  3.18%  $ 25,953   $   614   2.37%
Savings                         78,636     2,474   3.15%     79,341    2,423  3.05%    78,679     2,359   3.00%
Other time deposits            115,304     6,145   5.33%    111,657    5,738  5.14%   121,329     6,049   4.99%
Other borrowings                68,095     3,941   5.79%     50,274    2,741  5.45%    34,665     1,905   5.50%
Total interest bearing
liabilities                    305,511    14,004   4.58%    279,848   12,127  4.33%   260,626    10,927   4.19%
Demand deposits                 29,878                       27,878                    25,819
Other liabilities                2,146                        2,199                     1,632
Total liabilities              337,535                      309,925                   288,077

Shareholders' Equity            29,422                       26,264                    22,833
Total Liabilities and
Shareholders' Equity          $366,957                     $336,189                  $310,910

Net interest income margin
on a taxable equivalent basis             15,075   4.37%              14,073  4.45%              13,297   4.55%

Net interest rate spread                           3.84%                      3.95%                       4.09%

Interest bearing liabilities to
interest earning assets                           88.54%                     88.47%                      89.13%

Fully taxable equivalent basis computed at effective federal tax rate of 34%.
Average loan balances include nonperforming loans.

Belmont Bancorp. and Subsidiaries

Analysis of Net Interest Income Changes
For the Years Ended December 31, 1997, 1996 and 1995 (Fully
Taxable Equivalent Basis) (000's)

                                 1997 Compared to 1996         1996 Compared to 1995
                               Volume Yield   Mix    Total   Volume Yield  Mix    Total
Increase (decrease)
in interest income
Loans and leases               $3,177 $   55  $  12  $3,244  $2,064 $ (20) $ (2)  $2,042
Securities
Taxable                         (295)   (19)      -   (314)     114   (53)   (1)      60
Exempt from income taxes          102   (41)    (2)      59   (183)   (84)     7   (260)
Federal funds sold              (111)      3    (2)   (110)     152    (4)  (14)     134
Total interest income change    2,873    (2)      8   2,879   2,147  (161)  (10)   1,976

Increase (decrease) in
interest expense
Interest checking                 156     56      8     220     299    210   102     611
Savings                          (22)     73    (1)      50      20     44     -      64
Other time deposits               187    213      7     407   (482)    186  (15)   (311)
Short-term borrowings             972    169     59   1,200     858   (15)   (7)     836
Total interest expense
change                          1,293    511     73   1,877     695    425    80   1,200
Increase (decrease) in net
interest
income on a taxable equivalent
basis                          $1,580 $(513)  $(65)  $1,002  $1,452 $(586) $(90)  $  776
(Increase) decrease in taxable
equivalent adjustment                                  (32)                           71
Net interest income change                           $  970                       $  847

Belmont Bancorp. Directors

John A. Belot
President, Walden Industries, Inc.

J. Vincent Ciroli, Jr.
President and Chief Executive
Officer, Belmont Bancorp. and
Belmont National Bank

John H. Goodman, II
Realtor, President, Goodman
Group, Inc.

Mary L. Holloway Haning
Teacher,Mount DeChantal Visitation
Academy

Charles J. Kaiser, Jr.
Attorney-at-Law, Partner,
Phillips, Gardill, Kaiser
and Altmeyer

Terrence A. Lee
Chairman, Belmont Bancorp. and
Belmont National Bank;
CPA, Partner, Lee & Associates

Dana J. Lewis
President, Zanco Enterprises, Inc.

James R. Miller
President, New Philadelphia Fan Company

W. Quay Mull, II
Chairman, Mull Industries, Inc.

Samuel A. Mumley
Executive Secretary,
Ohio Valley Athletic Conference

Tom Olszowy
Independent Insurance Agent,
Tom Olszowy Insurance Agency

Keith A. Sommer
Attorney, Partner, Sommer,
Liberati & Hoffman

William Wallace
Vice President, Belmont Bancorp.;
Executive Vice President and Chief
Operating Officer, Belmont National Bank

Charles A. Wilson, Jr.
Vice Chairman, Belmont Bancorp.
and Belmont National Bank; Ohio State
Representative; President, Wilson Funeral
& Furniture Co.

Belmont Bancorp. Officers

Terrence A. Lee
Chairman

Charles A. Wilson, Jr.
Vice Chairman

J. Vincent Ciroli, Jr.
President and Chief
Executive Officer

William Wallace
Vice President

Jane R. Marsh
Secretary

Belmont National Bank Officers

Terrence A. Lee
Chairman

Charles A. Wilson, Jr.
Vice Chairman

J. Vincent Ciroli, Jr.
President and Chief Executive Officer

William Wallace
Executive Vice President and Chief
Operating Officer

Jane R. Marsh
Senior Vice President, Controller and Cashier

Andrew Beckner
Vice President and Regional Manager

Robert A. Brown
Vice President, Marketing and Product Development Manager

William Busick
Vice President and Regional Manager

J. Douglas Cash
Vice President and Regional Manager

Gerald J. Elliott
Vice President and Compliance Officer

Alison Meeks
Vice President Investment and Trust Services

Robin Morelli
Vice President,Credit Administration

Belmont Financial Network, Inc.

J. Vincent Ciroli, Jr.
Chairman and President

Jane R. Marsh
Secretary and Treasurer

William Wallace
Vice President

Belmont Investment and Financial Services,Inc.

J. Vincent Ciroli, Jr.
President and Chief Executive Officer

William Wallace
Vice President, Secretary and Treasurer

Belmont National Bank Locations

Bellaire Office
Imperial Plaza
330-28th Street
Bellaire, OH  43906
(740) 671-3036

Bridgeport Office
325 Main Street
Bridgeport, OH  43912
(740) 635-1142

Cadiz Office
657 Lincoln Avenue
Cadiz, OH43907
(740) 942-4664

Elm Grove Office
2066 National Road
Wheeling, WV  26003
(304) 243-6570

Jewett Office
318 East Main Street
Jewett, OH  43986
(740) 946-2411

Lansing Office
55160 National Road
Lansing, OH  43934
(740) 635-1454

New Philadelphia Office
152 North Broadway
New Philadelphia, OH  44663
(330) 343-5518

Ohio Valley Mall Office
Ohio Valley Mall
St. Clairsville, OH  43950
(740) 695-9926

The Solution Center
At Plaza West
100 Plaza Drive
St. Clairsville, OH  43950
(740) 695-8484

St. Clairsville Office
154 West Main Street
St. Clairsville, OH  43950
(740) 695-3323

Schoenbrunn Office
2300 East High Avenue
New Philadelphia, OH  44663
(330) 339-9200

Shadyside Office
4105 Central Avenue
Shadyside, OH  43947
(740) 671-9346

Woodsdale Office
980 National Road
Wheeling, WV  26003
(304) 233-9691

Wabash Avenue
Drive-In Office
525 Wabash Avenue
New Philadelphia, OH  44663

Our Internet Address:
www.belmontbank.com

Corporate Information

Stock Listing           Belmont Bancorp.'s common stock is
                        listed on The Small-Cap Market of NASDAQ under the symbol BLMT. The Transfer Agent is Registrar and Transfer Company, 10 Commerce Drive,
                        Cranford, New Jersey 07016, telephone
                        1-800-368-5948.

Annual Shareholders'    All shareholders are invited to attend Belmont
Meeting                 Bancorp.'s annual meeting to be held at Belmont
                        National Bank,150 West Main St., St. Clairsville,
                        Ohio, on Monday, April 20, 1998, at 11 a.m.

Dividend Payment        Subject to approval of the board of directors,
                        dividends are paid on Belmont Bancorp.'s common stock on or about the 28th day of March, June, September and December.

Automatic Dividend      Through the corporation's Automatic Dividend
Reinvestment Plan       Reinvestment Plan, shareholders may elect to
                        reinvest dividends, and invest optional cash payments of up to $1,500 per quarter, in additional shares of Belmont Bancorp.'s common stock at the market value. To join the plan, please write to Registrar and Transfer Company, 10 Commerce Drive,
                        Cranford, New Jersey 07016, or call 1-800-368-5948.

Form 10-K               Upon written request of any shareholder on record
                        on December 31, 1997, the Corporation will provide, without charge, a copy of its 1997 Annual Report on Form 10K, including financial statements and schedules, as required to be filed with the Securities and Exchange Commission. To obtain a copy of Form 10-K, contact Teri Walters, Administrative
                        Officer, Belmont Bancorp., 325 Main Street,
                        Bridgeport, OH 43912.

Inquiries               Inquiries, comments and suggestions concerning
                        Belmont Bancorp. are welcome. Individual shareholders, analysts and institutional investors should contact Ms. Jane Marsh, Secretary, at 1-740-695-3323 or 1-800-542-0174.

Equal Employment        Belmont Bancorp.is committed to providing equal
                        employment opportunities to every employee and every applicant for employment, regardless of, but not limited to such factors as race, color, religion, sex, national origin, age, familial or marital status, ancestry, citizenship, sexual orientation, veteran status or being a qualified individual with a disability.

                        Belmont Bancorp.
                        325 Main Street
                        Bridgeport, OH  43912
                        (740)695-3323
                        Fax:(740) 695-4921